Exhibit 99.1
Deutsche Bank AG: Deutsche Bank gives 3Q2007 performance update
Josef Ackermann, Chairman of the Management Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) will today be speaking on the US sub-prime crisis and its implications at a banking conference in Frankfurt. With respect to the impact of recent market turbulence on Deutsche Bank and financial institutions he makes the following comments:
“In the communication of our second-quarter results we said that we were satisfied with the development of our business in July.
Going into August, we continue to be pleased with the performance of our ‘stable’ businesses (Private & Business Clients, Asset Management, Private Wealth Management, and Global Transaction Banking). In Sales & Trading and Corporate Finance our customer-oriented flow businesses also performed well. In addition, thanks to Deutsche Bank’s strong risk management, our counterparty and credit exposures remained well-controlled.
Nevertheless, the turbulent market conditions during the month of August inevitably affected Deutsche Bank, notably in Sales & Trading and Corporate Finance. Market corrections, triggered in part by the drying-up of liquidity, have been significant and impacted mark-to-market valuations in our trading books and leveraged loan book. Going forward, these valuations will depend on how the market develops.
In the last few days, there have been signs that markets begin to stabilise. Liquidity is returning. But without doubt, some ‘blocked’ transactions will take some time to work through. Despite an environment of higher spreads and a focus on the short end, availability of funding has not been a problem for Deutsche Bank in recent weeks.
In conclusion — although it may take some time to work through the system — for the reasons I have alluded to, namely the scale of the problems relative to the larger financial system and the actions of regulators and central bankers, I am optimistic about the environment globally for financial institutions.”
Ackermann also notes that Deutsche Bank is not exposed to further deterioration in US sub-prime mortgages across its books. Total assets in Deutsche Bank-sponsored Asset Backed Commercial Paper (ABCP)-conduits are EUR 32 billion. Commercial paper investors in Deutsche Bank sponsored conduits have no exposure to US sub-prime mortgages. In Leveraged Finance Deutsche Bank has a total pipeline of loans to sponsors of EUR 29 billion.
The complete presentation is available at http://www.db.com/presse/.